# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corporation, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2468 INDUSTRIAL ROW DRIVE, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-24-007418
Filed by CIK 0002009461
Persons authorized to receive notices and communications: I-Tseng Jenny Chan, c/o McCarter & English, LLP, 265 Franklin St., Boston, Massachusetts (MA), 02110, 617-449-6500

## Reporting persons
- I-Tseng Jenny Chan (CIK 0002009461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Based on 1,952,032 shares of Common Stock outstanding as of January 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Agrify Corporation
Address of issuer's principal executive offices: 2468 INDUSTRIAL ROW DRIVE, TROY, Michigan (MI), 48084
Comment:
EXPLANATORY NOTE

This Amendment No. 8 to the statement on Schedule 13D ("Amendment No. 8") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024, as amended by that certain Amendment No. 1 filed on May 23, 2024, Amendment No. 2 filed on August 6, 2024, Amendment No. 3 filed on August 16, 2024, Amendment No. 4 filed on September 4, 2024, Amendment No. 5 filed October 24, 2024, Amendment No. 6 filed November 7, 2024, and Amendment No. 7 filed November 29, 2024 (collectively, the "Schedule 13D"), and relates to the shares of common stock, par value $0.001 ("Common Stock") of the Agrify Corporation ("Issuer") beneficially owned by I-Tseng Jenny Chan (a "Former Reporting Person") with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Former Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Former Reporting Person is set forth on Line 13 of each Former Reporting Person's cover sheet. Such percentage was calculated based on the 1,952,032 shares of Common Stock outstanding as of the date hereof.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2024, CP Acquisitions, LLC ("CP"), an entity affiliated with the Former Reporting Person, signed an Asset Purchase Agreement ("Asset Purchase Agreement") for the purchase of the cultivation business of Issuer and simultaneously closed such transaction. Under the Asset Purchase Agreement, CP agreed to acquire all assets related to the cultivation portions of the Issuer business from the Company, including but not limited to, the Issuer's Vertical Farming Units, the related Agrify total-turnkey solution assets and Agrify InsightsTM software solutions. In exchange for the cultivation business, CP, among other consideration, terminated the Settled Debt (as defined therein) with respect to the Issuer. The foregoing summary of the Asset Purchase Agreement does not purport to be complete.

The percentages used in this Schedule 13D are calculated based on 1,952,032 shares of Common Stock outstanding as of January 3, 2024.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of the Asset Purchase Agreement, the Former Reporting Person is no longer a "Reporting Person" because the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Asset Purchase Agreement, or herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- I-Tseng Jenny Chan: /s/ I-Tseng Jenny Chan, I-Tseng Jenny Chan (01/03/2025)